Golden Spirit Enterprises Ltd.

Corporate Office Administration Office

702 Kentucky Street, Suite 541        1802 Goya Street

  Bellingham, WA 98225        Jonquiere, Quebec, G7Z 1C3

  Tel:  1-888-488-6882

Fax: 1-888-265-0498

www.goldenspirit.ws

______________________________________________________________________

December 13, 2010

United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:  Golden Spirit Enterprises Ltd.

        Form 10-K for Fiscal Year Ended December 31, 2009

        Filed April 12, 2010

        File No. 000-26101

Attention: Lyn Shenk

Dear Ms. Shenk:

We have received your letter of November 30, 2010, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2009, filed April 12, 2010, and we hereby submit the following responses to the numbered comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 8 Related Party Transactions

1.  We note that approximately 53 percent of your total assets as of December 31, 2009 consisted of an unsecured receivable from Legacy Wine & Spirits International Ltd. in the amount of $72,668. According to the Form 10-K of Legacy Wine for fiscal 2009, Legacy Wine had a working capital deficit of $211,625 at December 31, 2009, net losses in 2009, 2008 and cumulatively since inception, and negative cash flows from operating activities in 2009, 2008 an cumulatively since inception.  Given these facts, please tell us what component and reliable evidence you relied upon in concluding that this receivable was probable of collection at December 31, 2009. In the alternative, please consider revising to write-off this receivable.

The Company relied on the fact that Legacy Wine was a public company and had agreed to pay the balance in stock in such case that Legacy was not able to pay in cash.

Please be advised that on November 15, 2010, Golden Spirit Enterprises Ltd. entered  into a subscription agreement with Legacy Wine & Spirits International Ltd.(“Legacy”) to purchase 1,451,360 restricted common shares of Legacy at $.05 per share for a total subscription price of $72,568.  The payment method was a conversion of debt in the same amount. The unsecured receivable is currently $Nil.

The Company acknowledges that …….

“ ….. the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

….. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

….. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. “

We trust this is the information you require for file No. 000-26101. Should you have any further queries or comments, please do not hesitate to contact the undersigned.

Yours truly,

Golden Spirit Enterprises Ltd.

/s/: Jaclyn Cruz

Jaclyn Cruz

President and Chief Executive Officer